                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                            (Amendment No.______)*

                      NATIONAL ENVIRONMENTAL SERVICE CO.
                      ---------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
                    --------------------------------------
                        (Title of Class of Securities)

                                  6358380-0-5
                                (CUSIP Number)

                            Lynnwood R. Moore, Jr.
                 Conner & Winters, A Professional Corporation
                  3700 First Place Tower, 15 East 5th Street
                               Tulsa, OK  74103
                                (918) 586-5711
                                --------------
     (Name, Address, and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               September 8, 1999
                               -----------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ( ).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See (S)240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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                                                               Page 2 of 5 Pages
CUSIP No.   635838-01-5
            -----------

                                 SCHEDULE 13D

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:

     Eddy L. Patterson
     ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     a.  ( )
     b.  ( )

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     BK

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRE PURSUANT TO ITEMS
     2(d) or (e)   ( )

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:            United States

7.   SOLE VOTING POWER:  3,056,758

8.   SHARED VOTING POWER:  0

9.   SOLE DISPOSITIVE POWER:  3,056,758

10.  SHARED DISPOSITIVE POWER:  0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:  3,056,758

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:  ( )

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  40.1%

14.  TYPE OF REPORTING PERSON:  IN
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                                                               Page 3 of 5 Pages

CUSIP No.   635838-01-5
           ------------

                          Item 1. Security and Issuer
                          ---------------------------

     This Schedule 13D relates to the Common Stock, par value $.01 per share, of National Environmental Service Co. (the "Company"), whose principal executive offices are located at 12331 East 60th Street, Tulsa, OK 74146.

                        Item 2. Identity and Background
                        -------------------------------

     (a)  Name:  Eddy L. Patterson

     (b)  Business Address:  12331 East 60th Street
          Tulsa, OK  74l46

     (c)  Present Principal Occupation:    Mr. Patterson is Chairman and Chief
          Executive Officer of National Environmental Service Co.

     (d) Mr. Patterson has not, during the last five years, been convicted in a criminal proceeding.

     (e) Mr. Patterson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Citizenship:  U.S.A.

           Item 3. Source and Amount of Funds or other Consideration
           ---------------------------------------------------------

          This Schedule 13D covers 750,000 shares of National Environmental Service Co. stock acquired from Albert A. McCutchan and 750,000 shares of Common Stock acquired from Beverly McCutchan. The shares of Common Stock previously held by Albert A. McCutchan and Beverly McCutchan were previously reported on
Schedule 13G, dated January 18, 1995, submitted by Albert A. McCutchan. The 1,500,000 shares were acquired for $3,000,000, and the funds were obtained through a bank loan from Citizens Bank of Tulsa.
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                                                               Page 4 of 5 Pages

CUSIP No.   635838-01-5
            -----------

                      Item 4. Purpose of the Transaction
                      ----------------------------------

          The shares of Common Stock reported to be owned by Mr. Patterson have all been acquired for investment purposes. With respect to the investment in the Common Stock, Mr. Patterson does not have any present intentions or plans which relate to or would result in:

     (a) The acquisition of additional securities of the Company or the disposition of securities of the Company, other than (1) additional shares which may be purchased from time to time on the open market or through private purchases solely for investment purposes, and (2) sales of these securities Mr. Patterson may make to certain key employees of the Company at the same price that he paid for the securities.

     (b) An extraordinary corporate transaction, such as a merger, reorganization of liquidation, involving the Company or any of its subsidiaries.

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (j)  Any action similar to those enumerated above.
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                                                               Page 5 of 5 Pages

CUSIP No.   635838-01-5
            -----------

                 Item 5. Interest in Securities of the Issuer
                 --------------------------------------------

     (a) Mr. Paterson beneficially owns an aggregate of 3,056,758 shares of the Company's common stock which represents 40.1% of the total number of the Company's outstanding common stock at September 15, 1999.

     (b) Mr. Patterson has sole voting power and sole dispositive power of all 3,056,758 shares of the Company's common stock beneficially owned by him.

     (c)  None

     (d)  N/A

     (e)  N/A


              Item 6. Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer
            ------------------------------------------------------

       The Shares acquired from Albert McCutchan were pledged to Citizen's Bank of Tulsa to secure the loan.

                   Item 7. Material to be Filed as Exhibits
                   ----------------------------------------

       Citizens Bank of Tulsa Loan Agreement and Pledge Agreement.

                                   SIGNATURE
                                   ---------

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                               /s/ EDDY L PATTERSON
                                               -------------------------
                                                   Eddy L. Patterson

Date:  September 14, 1999
                                               Eddy L. Patterson
                                               -------------------------
                                               Name/Title